As filed with the Securities and Exchange Commission on August 28, 2026

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Alternative Investment Partners Absolute Return Fund STS

(Name of Subject Company (Issuer))

Alternative Investment Partners Absolute Return Fund STS

(Names of Filing Persons (Offeror and Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Kara Fricke, Esq.

Morgan Stanley Investment Management Inc.

1633 Broadway

New York, New York 10019

(212) 537-1805

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Allison M. Fumai, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3500

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$43,341,019(a)	None.(b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.
(b)	No fee required, pursuant to SEC No-Action Letter to Ironwood Multi-Strategy Fund LLC et al (publicly available April 20, 2017).

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transactions subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Introductory Statement

This is the final amendment to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 25, 2026 (the “Statement Filing Date”) by Alternative Investment Partners Absolute Return Fund STS (the “Fund”) relating to an offer to purchase shares of beneficial interest of the Fund (“Shares”) from shareholders of the Fund (“Shareholders”) at their net asset value (i.e., the value of the Fund’s assets minus its liabilities, divided by the number of Shares outstanding) on the terms, and subject to the conditions, set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on the Statement Filing Date. The Fund invests substantially all of its assets in AIP Absolute Return Fund LDC (the “Offshore Fund”), which in turn invests substantially all of its assets in Alternative Investment Partners Absolute Return Fund (the “Master Fund”), and the Fund’s offer to purchase Shares was made at the same time as, and in parallel with, corresponding offers by the Offshore Fund and the Master Fund. The Master Fund’s corresponding offer to purchase shares of beneficial interest in the master fund was in an amount up to 15% of the net assets of the Master Fund, and the offers by the Offshore Fund and, thus, indirectly, the Fund in respect of its Shareholders are subject to the Master Fund’s 15% limitation.

This final amendment to the Statement is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934:

1. Shareholders which desired to tender Shares were required to submit their tenders by 12:00 midnight, Eastern time, on March 27, 2026 (the “Notice Date”). Shareholders were allowed to withdraw any tenders of their Shares until the Offer expired at 12:00 midnight, Eastern time, on April 6, 2026 (the “Expiration Date”).

2. Certain Shareholders validly tendered all or some of their respective Shares (as designated by such Shareholders) as $4,909,813 in the aggregate before the Notice Date and did not withdraw such tenders before the Expiration Date. Those tenders were accepted for repurchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Shares tendered pursuant to the Offer was calculated as of June 30, 2026 (the “Valuation Date”).

4. The payment of the purchase price of the Shares tendered was made in the form of promissory notes respectively given on April 22, 2026, to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. Pursuant to the promissory notes, the Fund paid on or about July 30, 2026, to the tendering Shareholders a total of $4,825,606, representing more than 90% of the unaudited net asset value of the total amount of the Shares tendered by Shareholders. The promissory note issued to a Shareholder also entitles such Shareholder to receive a contingent post-audit payment equal to the amount (if any) by which the net asset value of the Shares tendered by such Shareholder and purchased by the Fund as of the Valuation Date (as such net asset value may be adjusted based on the next annual audit of the Fund’s financial statements) exceeds the initial payment to such Shareholder. The post-audit payment will be paid promptly after the completion of the Fund’s annual audit. Proceeds of the initial payment and post-audit payment will be wire-transferred.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

ALTERNATIVE INVESTMENT PARTNERS ABSOLUTE RETURN FUND STS

By:	/s/ James F. Kirchner
Name: James F. Kirchner
Title: Treasurer and Principal Financial Officer

Dated: August 28, 2026